

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2025

Walt Bruns
Chief Financial Officer
Sasol Limited
50 Katherine Street
Sandton
2196 Johannesburg
South Africa

>   **Re: Sasol Limited**
>   **Form 20-F for the Fiscal Year ended June 30, 2024**
>   **Filed September 6, 2024**
>   **File No. 001-31615**

Dear Walt Bruns:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2024

Property, plants and equipment, page 47

1.   Please expand your disclosure adjacent to the mineral reserve table to include the price selected and used by the qualified person in estimating the mineral reserves to comply with Item 1303(b)(3)(iv) of Regulation S-K. Please also clarify the reasons that you do not report any related estimates of mineral resources.

2.   Please disclose whether the qualified person who prepared the technical report summary is an employee of the company and if not then also name the employer of the qualified person and describe any affiliations with the company or other parties having an interest in the mines to comply with Item 1302(b)(5) of Regulation S-K.

3.   Please clarify whether any of the individual properties would be considered material, following the guidance in Item 1301(b) and (c) of Regulation S-K, and for any that are material, address the disclosure guidance in Item 1304 of Regulation S-K.

Alternatively, if you do not regard any of your mines to be individually material, please explain to us how you formulated the view, considering the extent of integration and utility of the mining operations to your other business segments.

Exhibits

4.   Given that you filed one technical report summary having reserve information about all of your coal properties, it appears that you regard the mines to be collectively material but not individually material, relative to the guidance in Item 1302(b)(1) of Regulation S-K. Please clarify whether this is consistent with your assessment.

5.   The current technical report summary does not appear to include all of the information prescribed by Item 601(b)(96)(iii)(B) of Regulation S-K. We have identified the various content topics (and corresponding subparagraph numbers) for which there appear to be substantive deficiencies in the following points.

Please discuss these requirements with the qualified person(s) and arrange to obtain and file a revised technical report summary that provides all of the required content. Please also ensure that the cover of the report includes the effective date and the names of the mine(s) or complex covered by the report.

- Accessibility, climate, local resources, infrastructure and physiography (subparagraph 4)
- History of mining operations on the property (subparagraph 5)
- Mineral resource estimates (subparagraph 11)
- Mineral reserve estimates (subparagraph 12)
- Mining methods (subparagraph 13)
- Processing and recovery methods (subparagraph 14)
- Capital and operating costs (subparagraph 18)
- Economic analysis (subparagraph 19)

With regard to the last point above, the analysis should generally include a schedule of future cash flows based on an annual production schedule, showing production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project, also showing the cash flows discounted using an appropriate rate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation